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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

IDENIX PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45166R 20 4

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 45166R 20 4			Page 2 of 12

1.	Name of Reporting Person: BB BioVentures, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 4,292,188

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 4,292,188

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,292,188

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.0%

12.	Type of Reporting Person: PN

13G
CUSIP No. 45166R 20 4			Page 3 of 12

1.	Name of Reporting Person: MPM BioVentures Parallel Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 373,298

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 373,298

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 373,298

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.8%

12.	Type of Reporting Person: PN

13G
CUSIP No. 45166R 20 4			Page 4 of 12

1.	Name of Reporting Person: MPM Asset Management Investors 1998 LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 54,277

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 54,277

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 54,277

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.1%

12.	Type of Reporting Person: OO

13G
CUSIP No. 45166R 20 4			Page 5 of 12

1.	Name of Reporting Person: MPM Asset Management LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 78,228

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 78,228

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 78,228

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.2%

12.	Type of Reporting Person: OO

13G
CUSIP No. 45166R 20 4			Page 6 of 12

1.	Name of Reporting Person: Ansbert Gadicke		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 4,797,991*

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 4,797,991*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,797,991*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.0%

12.	Type of Reporting Person: IN

*The shares are held as follows: 4,292,188 by BB BioVentures, 373,298 by MPM Parallel, 54,277 by MPM Investors and 78,228 by MPM Asset Management LLC (“MPM Asset”). BB BioVentures is under common control with MPM Parallel and MPM Investors. BAB BioVentures L.P. (“BAB BV”), BAB BioVentures NV and MPM BioVentures I LLC (“BioVentures LLC”) are the direct and indirect general partners of BB BioVentures. MPM BioVentures I L.P. (“BioVentures LP”) and BioVentures LLC are the direct and indirect general partners of MPM Parallel. The Reporting person is a manager of MPM Investors, BioVentures LLC and MPM Asset.

13G
CUSIP No. 45166R 20 4			Page 7 of 12

1.	Name of Reporting Person: Luke Evnin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 4,797,991*

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 4,797,991*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,797,991*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.0%

12.	Type of Reporting Person: IN

*The shares are held as follows: 4,292,188 by BB BioVentures, 373,298 by MPM Parallel, 54,277 by MPM Investors and 78,228 by MPM Asset Management LLC (“MPM Asset”). BB BioVentures is under common control with MPM Parallel and MPM Investors. BAB BioVentures L.P. (“BAB BV”), BAB BioVentures NV and MPM BioVentures I LLC (“BioVentures LLC”) are the direct and indirect general partners of BB BioVentures. MPM BioVentures I L.P. (“BioVentures LP”) and BioVentures LLC are the direct and indirect general partners of MPM Parallel. The Reporting person is a manager of MPM Investors, BioVentures LLC and MPM Asset.

Item 1.
	(a)	Name of Issuer Idenix Pharmaceuticals, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 60 Hampshire Street Boston, MA 02139

Item 2.
	(a)	Name of Person Filing BB BioVentures, LP MPM BioVentures Parallel Fund, LP MPM Asset Management Investors 1998 LLC MPM Asset Management LLC Ansbert Gadicke Luke Evnin

	(b)	Address of Principal Business Office or, if none, Residence c/o MPM Capital L.P. 111 Huntington Avenue, 31st floor Boston, MA 02199

	(c)	Citizenship All entities were organized in Delaware and all individuals are United States citizens.

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 45166R 20 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

BB BioVentures, LP	4,292,188
MPM BioVentures Parallel Fund, LP	373,298
MPM Asset Management Investors 1998 LLC	54,277
MPM Asset Management LLC	78,228
Ansbert Gadicke	4,797,991	*
Luke Evnin	4,797,991	*

(b)	Percent of Class:

BB BioVentures, LP	9.0%
MPM BioVentures Parallel Fund, LP	0.8%
MPM Asset Management Investors 1998 LLC	0.1%
MPM Asset Management LLC	0.2%
Ansbert Gadicke	10.0%
Luke Evnin	10.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

BB BioVentures, LP	4,292,188
MPM BioVentures Parallel Fund, LP	373,298
MPM Asset Management Investors 1998 LLC	54,277
MPM Asset Management LLC	78,228
Ansbert Gadicke	0
Luke Evnin	0

(ii)	Shared power to vote or to direct the vote

BB BioVentures, LP	0
MPM BioVentures Parallel Fund, LP	0
MPM Asset Management Investors 1998 LLC	0
MPM Asset Management LLC	0
Ansbert Gadicke	4,797,991	*
Luke Evnin	4,797,991	*

(iii)	Sole power to dispose or to direct the disposition of

BB BioVentures, LP	4,292,188
MPM BioVentures Parallel Fund, LP	373,298
MPM Asset Management Investors 1998 LLC	54,277
MPM Asset Management LLC	78,228
Ansbert Gadicke	0
Luke Evnin	0

(iv)	Shared power to dispose or to direct the disposition of

BB BioVentures, LP	0
MPM BioVentures Parallel Fund, LP	0
MPM Asset Management Investors 1998 LLC	0
MPM Asset Management LLC	0
Ansbert Gadicke	4,797,991	*
Luke Evnin	4,797,991	*

*The shares are held as follows: 4,292,188 by BB BioVentures, 373,298 by MPM Parallel, 54,277 by MPM Investors and 78,228 by MPM Asset Management LLC (“MPM Asset”). BB BioVentures is under common control with MPM Parallel and MPM Investors. BAB BioVentures L.P. (“BAB BV”), BAB BioVentures NV and MPM BioVentures I LLC (“BioVentures LLC”) are the direct and indirect general partners of BB BioVentures. MPM BioVentures I L.P. (“BioVentures LP”) and BioVentures LLC are the direct and indirect general partners of MPM Parallel. The Reporting person is a manager of MPM Investors, BioVentures LLC and MPM Asset.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     Not Applicable

Item 8.	Identification and Classification of Members of the Group

     Not Applicable

Item 9.	Notice of Dissolution of a Group

     Not Applicable

Item 10.	Certification

     Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2005

BB BIOVENTURES L.P.		MPM BIOVENTURES PARALLEL FUND, L.P.

By:	BAB BioVentures L.P.,	By:	MPM BioVentures I LP,
	its General Partner		its General Partner

By:	BAB BioVentures N.V.,	By:	MPM BioVentures I LLC,
	its General Partner		its General Partner

By:	/s/ Ansbert Gadicke	By:	/s/ Luke B. Evnin

	Name: Ansbert Gadicke		Name: Luke B. Evnin
	Title: Manager		Title: Manager

BAB BIOVENTURES L.P.		MPM ASSET MANAGEMENT LLC

By:	BAB BioVentures, N.V.,	By:	/s/ Luke B. Evnin
	its General Partner		Name: Luke B. Evnin Title: Manager

By:	/s/ Ansbert Gadicke

Name: Ansbert Gadicke
Title: Manager

MPM ASSET MANAGEMENT INVESTORS 1998 LLC

By:	/s/ Luke B. Evnin	By:	/s/ Ansbert Gadicke

	Name: Luke B. Evnin		Name: Ansbert Gadicke
Title: Manager

By:	/s/ Luke B. Evnin

Name: Luke B. Evnin

EXHIBIT A

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Idenix Pharmaceuticals, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

     In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 9th day of February, 2005.

BB BIOVENTURES L.P.		MPM BIOVENTURES PARALLEL FUND, L.P.

By:	BAB BioVentures L.P.,	By:	MPM BioVentures I LP,
	its General Partner		its General Partner

By:	BAB BioVentures N.V.,	By:	MPM BioVentures I LLC,
	its General Partner		its General Partner

By:	/s/ Ansbert Gadicke	By:	/s/ Luke B. Evnin

	Name: Ansbert Gadicke		Name: Luke B. Evnin
	Title: Manager		Title: Manager

BAB BIOVENTURES L.P.		MPM ASSET MANAGEMENT LLC

By:	BAB BioVentures, N.V.,	By:	/s/ Luke B. Evnin
	its General Partner		Name: Luke B. Evnin Title: Manager

By:	/s/ Ansbert Gadicke

Name: Ansbert Gadicke
Title: Manager

MPM ASSET MANAGEMENT INVESTORS 1998 LLC

By:	/s/ Luke B. Evnin	By:	/s/ Ansbert Gadicke

	Name: Luke B. Evnin		Name: Ansbert Gadicke
Title: Manager

By:	/s/ Luke B. Evnin

Name: Luke B. Evnin